Exhibit 99.1

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

 You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ/MF No. 03.853.896/0001-40 NIRE 35.300.341.031	BRF S.A. Publicly Traded Company CNPJ/MF No. 01.838.723/0001-27 NIRE 42.300.034.240

JOINT MATERIAL FACT

MARFRIG GLOBAL FOODS S.A. ("Marfrig") and BRF S.A. ("BRF" and, together with Marfrig, the "Companies"), in compliance with article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 ("Brazilian Corporation Law"), and Resolution No. 44 of the Brazilian Securities and Exchange Commission, of August 23, 2021, in continuation of the joint material disclosed on May 15, May 26, August 5, September 5 and September 8, 2025, to inform its shareholders and the market in general, in the context of the merger of shares issued by BRF by Marfrig ("Merger of Shares"), approved at the Extraordinary General Meetings of the Companies held or closed on August 5, 2025, as the case may be ("Meetings"), pursuant to the  "Plan of Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A.", entered into on May 15, 2025, as amended on May 26, 2025 ("Plan of Merger"), that, on this date, the boards of directors of the Companies held meetings, in which, among others, the following matters were resolved:

1.       Closing of the Merger of Shares

The Boards of Directors of the Companies confirmed the satisfaction of all the Conditions Precedent, pursuant to the Plan of Merger, thus confirming the closing of the Merger of Shares on this date ("Closing Date").

2.       Increase in Marfrig's Share Capital

As a result of the closing of the Merger of Shares, Marfrig's Board of Directors confirmed the increase in the Company's share capital, as approved at Marfrig's general shareholders' meeting held on August 5, 2025, and, by delegation of the general meeting, confirmed the issuance of 602,799,006 (six hundred and two million, seven hundred and ninety-nine thousand and six) shares of the Company to be delivered to BRF's shareholders on the Closing Date (with the exception of Marfrig itself).

For each one (1) BRF common share held by shareholders, 0.8521 Marfrig common shares will be delivered at the end of today's trading session (the “Closing Date”), pursuant to the Exchange Ratio (as defined in item 3.1 of the Plan of Merger).

BRF shareholders will have the corresponding new Marfrig shares credited tomorrow, September 23, 2025, to their respective accounts held at intermediary institutions.

Fractional Marfrig shares resulting from the Exchange Ratio will be grouped and sold on the spot market managed by B3 S.A. – Brasil, Bolsa, Balcão ("B3"), and the amounts earned in the auction, net of fees, will be made available to BRF's shareholders on the Closing Date in proportion to their interest in each BRF common share sold.

Today was the last day of trading of BRF's shares on B3.

Starting tomorrow, September 23, 2025, Marfrig's shares will be traded on B3 under the ticker MBRF3.

The Companies shall keep their shareholders and the market informed of relevant updates related to the matters addressed in this Material Fact.

São Paulo, September 22, 2025.

MARFRIG GLOBAL FOODS S.A.	BRF S.A.
Tang David Chief Administrative and Financial Officer and Investor Relations Officer	Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer

IMPORTANT NOTICE

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of BRF and holders of common shares of BRF are urged to read the informational document regarding the merger between BRF and Marfrig because it will contain important information.

U.S. holders of common shares of BRF are urged to read any informational document or other materials prepared by BRF for common shareholders of BRF regarding the merger because they will contain important information. BRF expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.

A copy of any informational documents prepared for holders of ADRs or U.S. holders of common shares of BRF (when available) may also be obtained for free from Marfrig.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of BRF and Marfrig of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements.

Statements regarding the structure and timing of any merger between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements.

Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the merger, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Securities Commission (CVM). There is no guarantee that the expected events, trends or results will actually occur.

Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.